Exhibit 99.3

ObsEva Announces First Quarter 2020 Financial Results and Business Update

–	No impact from COVID-19 expected on timing of PRIMROSE 1 and 2 and PROLONG trial readouts, enrollment of new patients in EDELWEISS 2 and 3 on temporary hold
–	Linzagolix Phase 3 PRIMROSE 1 six-month primary endpoint results and PRIMROSE 2 twelve-month data on track for Q2:20 readout
–	Actively discussing commercial partnership to maximize linzagolix best-in-class potential
–	OBE022 Phase 2 PROLONG trial results on track for 2H:20
–	YuYuan Bioscience Technology partnership for nolasiban advancing to IND filing in China 2H:20

GENEVA, Switzerland and BOSTON, MA (May 5, 2020) – ObsEva SA (NASDAQ: OBSV) (SIX: OBSN), a clinical-stage biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today reported financial results for the quarter ended March 31, 2020 and provided a business update.

"The first quarter of 2020 began very challenging times as we all faced the impact of the global COVID-19 pandemic”, said Ernest Loumaye, MD, PhD, OB/GYN, CEO and Co-Founder of ObsEva. “We acted very early on, taking appropriate operational and clinical trial measures to support the safety of patients in ObsEva’s trials, employees, and healthcare professionals. I am pleased that through our hard work and commitment, we remain on track to generate important Phase 3 clinical trial results later this quarter for linzagolix in the treatment of women with heavy menstrual bleeding (HMB) due to uterine fibroids”.

Pipeline Update

Linzagolix for the treatment of uterine fibroids and endometriosis

•

Phase 3 PRIMROSE 1 and PRIMROSE 2 trials of linzagolix remain on track:  As announced on March 23, 2020, due to the COVID-19 pandemic, safety measures were undertaken, including remote patient visits. These trials have each enrolled approximately 500 women with HMB due to uterine fibroids. The efficacy and safety of two oral doses of linzagolix are being evaluated, including 100mg once daily without hormonal add-back therapy (ABT) and 200mg once daily with ABT.

•

New patient enrollment in Phase 3 trials EDELWEISS 2 (U.S.) and EDELWEISS 3 (U.S. and Europe) placed on temporary hold: As announced on March 23, 2020, due to the COVID-19 pandemic, the decision was made to temporarily stop enrolling new patients in order to ensure patient safety and prudent trial conduct.  Monitoring and follow-up of patients already randomized into the trial continues with the appropriate safety measures recommended by regulatory authorities.  Trial enrollment is expected to resume in the coming months once patient safety and continuity of care is deemed acceptable. Each of these trials is designed to assess two oral doses of linzagolix in women with endometriosis-associated pain, including 75mg once daily without low-dose ABT and 200mg once daily with ABT.

•	Linzagolix commercial partnership: ObsEva is engaged in active discussions with several parties for a commercial partnership to maximize the best-in-class potential of linzagolix.

OBE022 to delay childbirth in pregnant women with preterm labor at 24-34 weeks of gestation

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Enrollment completed in Phase 2 PROLONG part B: Part B is the multicenter, randomized, double-blind, placebo-controlled portion of the PROLONG trial that aimed to enroll up to 120 women with preterm labor at a gestational age between 24 and 34 weeks. Enrollment in Part B was completed in March 2020. In the first quarter of 2020, the independent data monitoring committee (IDMC) recommended continuing the ongoing PROLONG trial with no modifications based on safety data from the first 90 patients enrolled in Part B.

Nolasiban for improving pregnancy and live birth in women undergoing embryo transfer (ET) following in-vitro fertilization (IVF)

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Nolasiban partnership with YuYuan BioScience Technology (YuYuan) for development and commercialization in China: ObsEva’s development and commercialization partnership with YuYuan proceeded during the first quarter of 2020 with steering committee meetings to define the development plan for nolasiban in China for women undergoing ET following IVF.

Anticipated Milestones

ObsEva expects to achieve the following clinical and regulatory milestones in 2020-21:

Second Quarter 2020 (June)

•	Linzagolix:
•	Report six-month primary endpoint data from the Phase 3 PRIMROSE 1 trial (U.S.) of linzagolix for the treatment of HMB due to uterine fibroids.

•	Report twelve-month results from the Phase 3 PRIMROSE 2 trial (U.S. and Europe) of linzagolix for the treatment of HMB due to uterine fibroids.

Second Half 2020

•	OBE022: Report final safety and efficacy results from the PROLONG trial encompassing maternal and neonatal follow-up.

•	Nolasiban: Investigational new drug submission in China by YuYuan Bioscience Technology to initiate clinical development.

Fourth Quarter 2020/First Half 2021

•	Linzagolix:
•	Pending feedback from National Authorities, submit a Marketing Authorization Application (MAA) in Europe through a centralized procedure for the uterine fibroid indication prior to the end of 2020.

•

Following recent receipt of feedback from the U.S. FDA on regulatory filing requirements, as well as expectations for follow-up safety data collection amid the COVID-19 pandemic, submit an NDA for the uterine fibroid indication in 1H 2021.

First Quarter 2020 Financial Results

Net loss for the quarter ending March 31, 2020 was $21.9 million, or $0.48 per share, compared with a net loss of $25.7 million, or $0.59 per share, for the quarter ending March 31, 2019.  Research and development expenses were $17.2 million and general and administrative expenses were $3.7 million for the quarter, compared with $20.1 million and $5.3 million, respectively, for the prior year quarter.  The net loss for the quarter included non-cash expenses of $2.7 million for stock-based compensation, compared with $3.3 million a year ago.

As of March 31, 2020, ObsEva had cash and cash equivalents of $62.0 million, compared with $69.4 million as of December 31, 2019.

The first quarter 2020 financial report will be available in the financial reports section of the Company’s website.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving IVF outcomes. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believe", "expect", "may", "plan", "potential", "will", and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, the timing of enrollment in and data from clinical trials, including the impact of the COVID-19 pandemic on such trials, ObsEva’s plan to submit its MAA in Europe and NDA in the U.S., and YuYuan’s submission of an investigational new drug application in China, the results of interactions with regulatory authorities and ObsEva’s ability to enter into a future commercial partnership for linzagolix. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, the effects of the COVID-19 pandemic, any benefits from the joint collaboration with YuYuan or any future commercial partnership for linzagolix may not be fully realized or may take longer to realize than expected and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2019, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Vice President, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

Consolidated Statements of Comprehensive Loss

	Three-month period ended March 31,
(in USD ’000, except share and per share data) - unaudited	2020	2019
Operating income other than revenue	4	5
OPERATING EXPENSES
Research and development expenses	(17,188)	(20,140)
General and administrative expenses	(3,709)	(5,255)
Total operating expenses	(20,897)	(25,395)
OPERATING LOSS	(20,893)	(25,390)
Finance income	60	262
Finance expense	(1,011)	(544)
NET LOSS BEFORE TAX	(21,844)	(25,672)
Income tax expense	(19)	(7)
NET LOSS FOR THE PERIOD	(21,863)	(25,679)
Net loss per share
Basic	(0.48)	(0.59)
Diluted	(0.48)	(0.59)
Weighted Average Number of Shares Outstanding	45,725,561	43,488,440

Consolidated Balance Sheets

(in USD ’000) - unaudited	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	62,042	69,370
Other receivables	514	1,044
Prepaid expenses	5,835	4,359
Total current assets	68,391	74,773
Non-current assets
Right-of-use assets	1,888	2,042
Furniture, fixtures and equipment	218	245
Intangible assets	26,608	26,608
Other long-term assets	276	275
Total non-current assets	28,990	29,170
Total assets	97,381	103,943
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and current liabilities	12,023	8,432
Accrued expenses	11,141	10,418
Current lease liabilities	627	618
Total current liabilities	23,791	19,468
Non-current liabilities
Non-current lease liabilities	1,383	1,541
Non-current borrowings	25,012	24,917
Post-employment obligations	7,955	7,946
Other long-term liabilities	1,119	1,116
Total non-current liabilities	35,469	35,520
Shareholders’ equity
Share capital	3,699	3,499
Share premium	329,741	320,955
Reserves	23,955	21,912
Accumulated losses	(319,274)	(297,411)
Total shareholders’ equity	38,121	48,955
Total liabilities and shareholders’ equity	97,381	103,943

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